UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date March 19, 2009	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

DISCLOSEABLE TRANSACTION

SALE OF SIX MD11F AIRCRAFT

On 28 August 2007, China Cargo, a non wholly owned subsidiary of the Company, entered into the Sale and Purchase Agreements with, inter alia, the Purchaser regarding the sale of the Freighter from China Cargo to the Purchaser. On the same day, China Cargo entered into the Lease Agreements with the Purchaser regarding the leaseback of the same Freighter in accordance with the terms and conditions thereof.

The sale of the Freighter from China Cargo to the Purchaser constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The Company failed to disclose the transaction in detail pursuant to Chapter 14 of the Listing Rules in a timely manner.

THE SALE AND PURCHASE AGREEMENTS

On 28 August 2007, China Cargo entered into the Sale and Purchase Agreements with the Purchaser regarding the sale of the Freighter from China Cargo to the Purchaser.

To the best knowledge, information and belief of the Directors having made all reasonable enquiry, the Purchaser and their ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be disposed of	:	The Freighter.
Sale Price	:
The sale price for each Freighter is between US$36 million to US$46 million, which was determined after arm’s length negotiation between the parties and has been adjusted according to the time difference between the respective delivery date of each Freighter and the basis date for determining the sale price. The average book value of the Freighter at the time of their respective delivery are in the range between US$34.15 million and US$44.15 million. The sale price has been fully paid in US dollars in cash to China Cargo by the Purchaser.

Conditions to completion	:
China Cargo’s obligation to sell and the Purchaser’s obligation to buy under each of the Sale and Purchase Agreements is conditional upon the fulfilment or waiver by China Cargo or the Purchaser (as appropriate) of certain conditions and all of which have been duly fulfilled or waived.

Delivery	:	All the Freighter have been delivered by China Cargo to the Purchaser on or before 28 March 2008.
THE LEASE AGREEMENTS

Simultaneously with the entering into of the Sale and Purchase Agreements, on 28 August 2007, China Cargo entered into the Lease Agreements with the Purchaser regarding the leaseback of the Freighter in accordance with the terms and conditions thereof. Leaseback of the Freighter does not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

Aircraft to be leased-back	:	The Freighter.
Lessees	:	China Cargo and the Company are the lessees of the Freighter.
Term	:	Varies from 23 months to 38 months since the date of delivery of the respective Freighter.
Rental	:	Rent will be payable monthly in advance during the term of the lease.
GENERAL

The Company	:	The Company is principally engaged in the business of civil aviation.
China Cargo	:	China Cargo is principally engaged in the business of aviation freight business.
The Purchaser	:	The Purchaser and its subsidiaries, to the Directors’ knowledge, is principally engaged in the business of leasing of commercial aircraft.
Financial impact on, and benefits expected to accrue to the Company, and intended application of sale proceeds	:
There is a gain amounting to approximately RMB77.84 million accrued to the Company as a result of the Sale.

It is technically not viable to determine the net profit attributable to the Freighter for the two previous financial years, however, there is no change in relation to the net profit attributable to the Freighter for the two previous financial years as a result of the Sale.

The Directors expect that the Sale may improve the allocation and use of the Company’s fixed assets, create new channel for the finance arrangement of the company, enhance the Company’s cash flow position and optimise the aircraft fleet of the Company and pave way for the further development of the Company’s aircraft fleet.

Further, the Directors expect that the Sale will not affect the equity-debt ratio or the continuous operating capabilities of the Company.

The Directors intend to use the proceeds from the Company’s sale of the Freighter for its normal operating purposes.

The Directors believe that the terms of the Sale and Purchase Agreements are fair and reasonable and in the interests of its shareholders as a whole.

Discloseable transaction	:	The Sale constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules.
LISTING RULES IMPLICATION

As the relevant percentage ratios for the Sale are in excess of 5% but less than 25%, the Sale constitutes a discloseable transaction of the Company under the Listing Rules. The Company failed to comply with the reporting and announcement requirements under Chapter 14 of the Listing Rules in a timely manner.

IMPROVEMENT MEASURES TO BE TAKEN

The Directors and senior management of the Company will take effective measures to improve its internal control in order to perform its obligations under the Listing Rules in a compliant and timely manner. The measures to be taken by the Company are as follows:

(i)	to further strengthen the internal control and reporting system of the Company and its subsidiaries;

(ii)	to strengthen trainings for the relevant personnel of the Company and its subsidiaries on the compliance obligations of the Company under the Listing Rules; and

(iii)	to strengthen the communication between the Company and its legal advisers regarding the disclosure obligations of the Company under the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“China Cargo”
means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd), a non wholly owned subsidiary of the Company and incorporated in the PRC with its registered address at No. 1279 Zhen Hang Cheng Road, Pu Dong New District Airport;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors”	means the directors of the Company;
“Freighter”	means six MD11F aircraft, including the engines, accessories and documents in connection with such Freighter;
“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;
“Lease Agreements”	means six lease agreements in relation to the leaseback of each of the Freighter, all dated 28 August 2007 entered into among China Cargo and the Company as the lessee and the Purchaser as the lessor;
“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“PRC”	means the People’s Republic of China;
“Purchaser”
means GE Commercial Aviation Services Limited, an aircraft leasing company registered under the laws of the Republic of Ireland with its principal address at Aviation House, Shannon, County Clare, Ireland and acting through its subsidiaries in relation to the Sale and Purchase Agreements and the Lease Agreements;

“RMB”	means Renminbi, the lawful currency of the PRC;
“Sale”	means the transactions contemplated under the Sale and Purchase Agreements;
“Sale and Purchase Agreements”
means the sale and purchase agreements dated 28 August 2007 in relation to the sale and purchase of the Freighter entered into among China Cargo as the seller, the Purchaser as the buyer and CEA Import and Export Co. as the agent of the seller to handle certain procedures matters according to the terms thereunder;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and
“US$”	means US dollar, the lawful currency of the United States of America.
An exchange rate of RMB7.00 to US$1.00 has been used in this announcement for illustrative purpose only.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
19 March 2009